LIQUIDPISTON, INC

Financial Statements

As of December 31, 2016

LIQUIDPISTON, INC

TABLE OF CONTENTS

LiquidPiston, Inc
Balance Sheet
As of December 31, 2016

	Dec 2016
ASSETS	
Current Assets	
Cash	1,094,369
Accounts Receivable, net	0
Prepaid Expenses	37,990
Prepaid Income Taxes	7,205
Total Current Assets	1,139,564
Fixed Assets	
Machinery	667,899
Compter and Office Equipment	98,474
Acc Depreciation	-636,624
Net Fixed Assets	129,749
Other Assets	
Intangible Assets, net	637,460
Deposit	2,000
Other	0
Total Other Assets	639,460
TOTAL ASSETS	1,908,773
LIABILITIES AND EQUITY	
Current Liabilities	
Accounts Payable	200,638
Other Accrued Expenses	132,132
Interest Accrued	38,023
Total Current Liabilities	370,793
Long-Term Liabilities	
Series A Convertible Notes	1,481,000
Total Long-Term Liabilities	1,481,000
Total Liabilities	1,851,793
Stockholders' Equity	
Common Stock, $0.0001 par value, authorized 2,000,000 shares,	
1,000,0000 shares issued and outstanding, 1,000,000 shares reserved	100
Preferred Stock (net)	18,932,486
Retained Earnings (Deficit)	-18,875,606
Total Stockholders' Equity	56,980
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	1,908,773

See accompanying notes, which are an integral part of these financial statements

These financial statements have been prepared by Management and have not been reviewed or audited.

LiquidPiston, Inc
Profit and Loss
For the Year ending December 31, 2016

	YTD Dec 2016
Net Sales	**0**
Cost of Goods Sold	0
Gross Profit (Loss)	**0**
Operating Expenses	
General and Adminstrative	460,894
Research and Development	1,196,346
Total Operating Expenses	**1,657,240**
Net Operating Income (Loss)	**-1,657,240**
Other Income (Expense)	
Government R&D Contract Income	953,000
Interest Expense	-38,019
Total Other Income (Expense)	914,981
Net Income (Loss) before Income Taxes	-742,259
Income Tax Expense (Credit)	-1,058
Net Income (Loss)	**-741,201**

LiquidPiston, Inc
Statement of Cash Flows
For the Year ending December 31, 2016

	YTD Dec 2016
Net Income (Loss)	-741,201
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Add: Depreciation and Amortization	119,045
Changes to Assets	34,029
Changes to Liabilities	204,051
Total Adjust to reconcile Net Inc to Net Cash provided by opererations	357,125
Net cash provided (used) by operating activities	-384,076
INVESTING ACTIVITIES:	
Purchase of Property and Equipment and Intangible Assets	-99,921
Other	
Net cash provided (used) by investing activities	-99,921
FINANCING ACTIVITIES:	
Proceeds from Issuance of Unsecured Convertible Notes	1,481,000
Repayment of Secured Convertible Notes	-328,203
Proceeds Preferred Stock (net)	
Net Cash provided by financing activities	1,152,797
Net Cash increase (decrease) for period	668,800
Cash at Beginning of period	425,569
Cash at End of period	1,094,369

See accompanying notes, which are an integral part of these financial statements

These financial statements have been prepared by Management and have not been reviewed or audited.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   BUSINESS ACTIVITIES

   LiquidPiston, Inc., which was incorporated June 21, 2004, is a startup company which is developing a compact and fuel efficient rotary combustion engine. Operations are based out of Bloomfield, Connecticut.

   At **December 31, 2016**, the Company's business operations had not been fully developed and revenues were not at a sufficient level to sustain ongoing operating costs. The Company remains highly dependent upon funding from non-operational sources.

   CASH AND CASH EQUIVALENTS

   For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less.

   PROPERTY AND EQUIPMENT, AT COST

   Property and equipment are stated at cost less accumulated depreciation, the provision for which is computed over the estimated useful lives of the assets using the straight-line and accelerated methods for financial statement purposes. The Company capitalizes all items over $1,500. Depreciation expense totaled **$104,133** for the period ended **December 31, 2016**.

   ADVERTISING COSTS

   Advertising costs, which are included in operating expenses, are expensed as incurred and amounted to **$9,653** for the period ended **December 31, 2016**.

   RESEARCH AND DEVELOPMENT COSTS

   Expenditures for research activities relating to product development are charged to expense as incurred. Such expenditures amounted to **$1,196,346** for the period ended **December 31, 2016**.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**, *(Continued)*

   INCOME TAXES

   As required under generally accepted accounting principles the Company adopted in 2012 the accounting pronouncement regarding uncertain tax positions.

   When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

   If the Company incurred interest and penalties associated with unrecognized tax benefits these amounts would be classified as additional income taxes in the statement of operations and accumulated deficit.

   As of **December 31, 2016**, the Company determined it had no uncertain income tax positions for which a liability needed to be recorded.

   USE OF ESTIMATES

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. **INTANGIBLE ASSETS**

   In the period ended December 31, 2016, the Company incurred expenses of $138,314, relating to patent applications. The Company's patent costs will be amortized on a straight-line basis over a determined useful life and will begin once the patent is approved. Total amortization of the approved patents for the period ended **December 31, 2016** was **$14,907**.

   Costs relating to unapproved patents abandoned or expired will be expensed in the year abandoned or expired. The total cost for abandoned patents for the period ended **December 31, 2016** was **$64,567.**

3. **RETIREMENT PLAN**

   The company did not have a retirement plan for the period ended **December 31, 2016**.

4. **OPERATING LEASES**

   The Company leases office and warehouse space located in Bloomfield, CT, on a month-to-month basis. Rent for this space is payable in monthly installments of $2,000 plus reimbursement of certain improvement costs incurred by the rental property for one year. Rent expense for the period ended **December 31, 2016** was **$24,000.**

5. **CONCENTRATIONS OF CREDIT RISK**

At various times during the period, the Company had cash in excess of federally insured limits of $250,000 on deposit with major financial institutions.

6. **CONVERTIBLE SECURED NOTES**

In December 2015, the company Management approached the Company with a term sheet relating to a Management Buyout / Merger in order to grant the Company the cash infusion necessary to continue operations, satisfy lenders and provide return to its stockholders.

On December 14, 2015, the Board unanimously approved the term sheet relating to the Merger, which was subsequently enacted on January 13, 2016. On that date, LiquidPiston, Inc. merged with LiquidPiston Holdings, Inc. As part of the merger, LiquidPiston Inc. paid $466,000 as partial repayment to the note lenders, and the balance of the notes were converted into Series D preferred stock. All preferred shares in the company were then converted into Common Stock, and as consideration for the merger, LiquidPiston Holdings Inc., agreed to pay $100,000 distributed amongst all shareholders. Subsequently, as part of the Merger, all equity, convertible notes, and stock options in LiquidPiston, Inc., as of January 13, 2016, were cancelled. LiquidPiston, Inc. was the surviving entity in the merger.

7. **Unsecured convertible notes**
Following the Merger, through the period ended **December 31, 2016**, the Company borrowed $1,481,000 in the form of a series of unsecured convertible notes. The unsecured notes bear interest and compound annually at a rate of 6%, and are payable 36 months from the issuance date. The notes will automatically convert at a discount to Preferred stock upon a Qualified Financing event.

As of **December 31 2016,** the interest accrued on the notes totaled $38,023.

7. **STOCK WARRANT**

The Company did not have any stock warrants issued or outstanding through the period **December 31, 2016.**

8. **QUALIFIED INCENTIVE AND NON-QUALIFIED STOCK OPTION AGREEMENT**

Any prior stock options were cancelled as a result of the Merger.

For the period ended **December 31, 2016**, the company did not issue any Options, and no Options were outstanding.